UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

LAKESHORE BIOPHARMA PROVIDES UPDATE ON ONGOING CRIMINAL

INVESTIGATION INVOLVING FORMER CHAIRMAN IN CHINA

LakeShore Biopharma Co., Ltd. (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a leading global biopharmaceutical company focused on the innovation and production of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that the Shenyang Municipal Public Security Bureau in China (the “Bureau”) has initiated criminal investigations into actions taken by former chairman of the board of directors Yi Zhang (“Former Chairman”).

Investigation Details: The Company has uncovered evidence suggesting that Yi Zhang, during his tenure in key executive roles, misappropriated corporate assets for personal gain and mismanaged the Company, resulting in significant financial losses over past several years, thereby seriously harming the interests of shareholders of the Company.

Corrective Actions: In response to these revelations, by March 2024, the Company took decisive action to remove Yi Zhang from all executive positions within the Company and its subsidiaries, in accordance with the Company’s Memorandum and Articles of Association effective at that time and relevant laws. This action was necessary to mitigate the damage caused by Yi Zhang and his associates. Under the new leadership, the Company’s financial and operational performance has seen a marked improvement. The Company has achieved smooth operations, secured second position in China’s Rabies vaccine market and reaffirmed the full year financial guidance through Fiscal Year 2025 ended March 31, 2025.

Recent Developments: In March 2024, Yi Zhang, despite having been dismissed, exploited his temporary control over the Company’s Seal to forge contracts and falsify debts to entities controlled by him. Using these documents, he initiated a case with the Kaifeng Arbitration Commission, leading to the freezing of assets and bank accounts of the Company’s wholly-owned subsidiary, Liaoning Yisheng Biopharma Co., Ltd., causing substantial operational challenges.

Company Actions: The new management team swiftly secured additional financing to maintain business continuity and has taken comprehensive internal and external initiatives to reassure employees, customers, distributors, suppliers, and financial partners regarding the recent developments described above and to underscore the stability and ongoing operations of the business. The Company also promptly challenged the unfounded claims filed by Yi Zhang at the Kaifeng Arbitration Commission, and is confident that these baseless claims will be dismissed, allowing for the release of the frozen assets.

Company Stance on Illegal Activities: LakeShore Biopharma will not condone the unlawful actions perpetrated by Yi Zhang during his tenure, nor the malicious damages inflicted subsequent to his removal. The Company is committed to firmly opposing any actions that could potentially undermine the Company’s operations and will vigilantly safeguard the interests of its shareholders. In light of this, the management team has lodged a formal report with the local government and the Bureau regarding these illegal activities.

Following a thorough investigation and series of interrogations conducted over several months, the Bureau has communicated the following updates with the Company:

1.	Sufficient evidence has been gathered to substantiate the criminal conduct of Yi Zhang, leading to the formal establishment of criminal cases against him;

2.	Further corroboration is required, but given that Yi Zhang has absconded from China and is non-cooperative with the ongoing investigations, the Bureau is initiating procedures to issue an international arrest warrant;

3.	The Bureau has pledged to assist the Company in resolving the matter pending before the Kaifeng Arbitration Commission.

Pursuing Legal Remedies: LakeShore Biopharma is actively contemplating legal proceedings against Yi Zhang aimed at securing compensation for the damages inflicted upon the Company and its shareholders. The Company will provide updates on the progress of these actions.

Cautionary Statement Regarding Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this current report on Form 6-K are forward-looking statements, including but not limited to statements regarding the expected growth of LakeShore Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, LakeShore Biopharma’s ability to source and retain talent, and the cash position of LakeShore Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “potential,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “goal,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this current report on Form 6-K, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this current report on Form 6-K will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”), and other risks described in documents subsequently filed or furnished by the Company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this current report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this current report on Form 6-K represent the views of LakeShore Biopharma as of the date of this current report on Form 6-K. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this current report on Form 6-K. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: December 12, 2024

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